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                          VALLEY FORGE SCIENTIFIC CORP.
                               3600 HORIZON DRIVE
                       KING OF PRUSSIA, PENNSYLVANIA 19406



July 18, 2005


VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Jay Mumford

         Re:      Valley Forge Scientific Corp.
                  Registration Statement on Form S-4
                  Filed June 3, 2005
                  Amendment No. 1 to Registration Statement on Form S-4 Filed June 7, 2005
                  File No. 333-125521

Dear Mr. Mumford:

         This letter responds to comments by the staff of the Securities and Exchange Commission (the "Commission") contained in the letter (the "Comment Letter") dated June 30, 2005 from Peggy Fisher, Assistant Director of the Division of Corporate Finance, to Jerry L. Malis, President and Chief Executive Officer of Valley Forge. The comments (in bold type) and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter. Additionally, Valley Forge Scientific Corp. ("Valley Forge") is simultaneously filing Amendment No. 2 ("Amendment No. 2") to Valley Forge's Registration Statement on Form S-4 referenced above (the "Registration Statement") with the Commission in response to the Comment Letter. Where appropriate, Valley Forge has responded to the comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of the marked copy of Amendment No. 2. For the Commission's convenience, Valley Forge has enclosed three (3) marked copies of Amendment No. 2.

         We advise you as follows:

WHAT ARE THE TAX CONSEQUENCES TO ME OF THE MERGER, PAGE 9

1. PLEASE REVISE THIS DISCLOSURE TO REMOVE THE VAGUE LANGUAGE "SHOULD GENERALLY" WHEN DESCRIBING TAX TREATMENT TO SYNERGETICS STOCKHOLDERS. ALSO, PLEASE BRIEFLY EXPLAIN HERE THE EXPECTED TAX TREATMENT FOR SHAREHOLDERS WHO RECEIVE CASH IN LIEU OF FRACTIONAL SHARES.

         RESPONSE:         The disclosure on page 10 of the Registration
                           Statement has been revised to remove the words
                           "should generally" when referring to the tax treatment of Synergetics shareholders and to add disclosure regarding the tax treatment for Synergetics shareholders who receive cash in lieu of fractional shares.


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MATERIAL FEDERAL INCOME TAX CONSEQUENCES, PAGE 57

2. REVISE TO IDENTIFY COUNSEL WHO WILL BE FURNISHING THE TAX OPINION TO BE FILED AS AN EXHIBIT. IF COUNSEL WILL BE FILING A SHORT-FORM OPINION, REVISE TO DISCLOSE THAT THIS DISCUSSION CONSTITUTES COUNSEL'S OPINION REGARDING THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. SPECIFICALLY STATE THAT COUNSEL HAS OPINED THAT THE MERGER WILL CONSTITUTE A REORGANIZATION WITHIN THE MEANING OF THE RELEVANT CODE SECTIONS CITED IN THE DISCLOSURE. WE MAY HAVE FURTHER COMMENTS WHEN YOU FILE THE TAX OPINION AND WE HAVE HAD AN OPPORTUNITY TO REVIEW IT.

         RESPONSE:         The disclosure on pages 16 and 60 of the Registration
                           Statement has been revised to identify Armstrong
                           Teasdale LLP as counsel furnishing the tax opinion with respect to the status of the merger as a tax-free reorganization. Armstrong Teasdale LLP is not filing a short-form opinion. Its opinion is filed as Exhibit 8.1 to the Registration Statement. The disclosure on page 60 has been revised to specifically state that Armstrong Teasdale LLP has opined that the merger will constitute a reorganization within the meaning of the relevant tax code sections cited in the disclosure. The disclosure on pages 16 and 60 has also been revised to describe the opinion delivered by Fox Rothschild LLP that the reincorporation merger will not disqualify or otherwise alter treatment of the merger as a reorganization within the meaning of Section
                           368(a)(1)(A) and (a)(2)(E) of the tax code. Fox
                           Rothschild LLP's opinion is filed as Exhibit 8.2 to the Registration Statement.

SUMMARY OF SELECTED HISTORICAL FINANCIAL DATA OF SYNERGETICS, PAGE 17

SELECTED FINANCIAL DATA, PAGE 92

3. PLEASE REVISE TO INCLUDE SYNERGETICS EARNINGS PER SHARE, BASIC AND DILUTED, FOR THE YEAR ENDED JULY 31, 2001 AND 2000 OR DISCLOSE WHY THIS INFORMATION HAS BEEN OMITTED.

         RESPONSE:         The disclosure on page 96 of the Registration
                           Statement has also been revised to include the basic and diluted earnings per share of Synergetics for the fiscal years ended July 31, 2001 and 2000. A corresponding revision has been made to the disclosure on page 20 of the Registration Statement.

PRO FORMA FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS, PAGE 76

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 78

4. WE NOTE THAT YOU AGGREGATE YOUR STOCKHOLDERS' EQUITY WITHIN YOUR PRO FORMA CONDENSED COMBINED BALANCE SHEET. REVISE YOUR CONDENSED BALANCE SHEET TO SEPARATELY PRESENT COMPONENTS OF STOCKHOLDERS' EQUITY SUCH AS COMMON STOCK, ADDITIONAL PAID-IN CAPITAL, AND RETAINED EARNINGS TO ENHANCE AN INVESTOR'S UNDERSTANDING OF THE RESPECTIVE EQUITY ACCOUNTS AFTER THE PROPOSED MERGER.

         RESPONSE:         The unaudited pro forma condensed combined balance
                           sheet on page 81 of the Registration Statement has been revised to separately state the components of stockholders' equity, including common stock, additional paid-in capital, retained earnings and treasury stock.



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


5. REFERENCE IS MADE TO YOUR ADJUSTMENT OF $13,984,690 TO STOCKHOLDERS' EQUITY. REVISE YOUR PRO FORMA CONDENSED COMBINED BALANCE SHEET TO SEPARATELY REFLECT AN ADJUSTMENT TO ELIMINATE THE HISTORICAL STOCKHOLDERS' EQUITY OF VALLEY FORGE AND THE FAIR VALUE OF VALLEY FORGE'S STOCK ON THE DATE OF ACQUISITION. ALSO, INCLUDE A NOTE TO DISCUSS THE NATURE OF THESE PRO FORMA ADJUSTMENTS.

         RESPONSE:         The unaudited pro forma condensed combined balance
                           sheet and related notes beginning on page 81 of the Registration Statement have been revised to separately reflect the adjustments to eliminate the historical stockholders' equity of Valley Forge, to eliminate the treasury stock of Synergetics, which is a condition to the closing of the merger, and to establish the net fair value of Valley Forge's common stock on the date of the acquisition.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 79

6. WE NOTE THAT YOU HAVE DETERMINED THE FAIR VALUE FOR YOUR STOCK OPTIONS TO BE $748,000 UTILIZING THE BLACK SCHOLES OPTION PRICING MODEL. TELL US AND REVISE YOUR NOTES TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET TO INCLUDE THE SIGNIFICANT ASSUMPTIONS USED TO ESTIMATE THE FAIR VALUE OF THE OPTIONS.

         RESPONSE:         The notes to the unaudited pro forma condensed
                           combined balance sheet beginning on page 82 of the Registration Statement have been revised to include the significant assumptions utilized in the Black
                           Scholes option pricing model. These assumptions are as follows: (i) a risk-free interest rate of 4.0%;
                           (ii) 0% dividend yield; (iii) 79.70% volatility factor of the expected market price of Valley Forge's common stock; and (iv) a 10-year expected life of option.

7. REFERENCE IS MADE TO ADJUSTMENT (E) AND (F). WE NOTE YOU HAVE ALLOCATED $6.5 MILLION OF THE PURCHASE PRICE TO THE MALIS(R) TRADEMARK AND RECORDED YOUR RELATED OBLIGATION OF $3.2 MILLION ISSUED IN CONJUNCTION WITH THE EXERCISE OF THE OPTION TO ACQUIRE THE TRADEMARK. TELL US AND DISCLOSE THE FOLLOWING IN CONNECTION WITH THE ACQUISITION OF THE
         TRADEMARK:

         o HOW YOU DETERMINED THE ESTIMATED FAIR VALUE OF THE TRADEMARK WAS $6.5 MILLION;

         o HOW YOU DETERMINED THAT THE MALIS(R)TRADEMARK IS AN INDEFINITE LIFE INTANGIBLE; AND

         o        YOUR BASIS FOR USING AN IMPUTED RATE OF INTEREST OF 8%.

         PLEASE BE DETAILED IN YOUR RESPONSE. WE MAY HAVE FURTHER COMMENT AFTER RECEIPT OF YOUR RESPONSE.

         RESPONSE:         To determine the fair value of the Malis(R)trademark,
                           Valley Forge utilized the "relief-from-royalty" method. This method entails determining the present value of notional royalty savings associated with the ownership or possession of a trademark. Valley Forge computed the fair value of the Malis(R)trademark by estimating future royalty payments to Dr. Malis, calculating the after-tax royalty savings and applying an appropriate rate of return to discount the after-tax royalty savings to present value. This methodology generated an allocation of the purchase price of $5.9 million compared to the $6.5 million estimate.

                           The useful life of the Malis(R) trademark is not limited to that of any specific product. In addition, Valley Forge intends to use the Malis(R) trademark


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                           indefinitely. Accordingly, it was determined that the
                           Malis(R) trademark constitutes an indefinite-lived intangible.

                           In determining the present value of the option payments to Dr. Malis, the return on a Moody's Baa rated bond of 6% was utilized as an approximation of the discount rate. Accordingly, please note that the imputed interest rate of interest has been changed from 8% to 6%.

                           The notes to the unaudited pro forma condensed combined balance sheet beginning on page 82 of the Registration Statement have been revised to include additional disclosures addressing the items discussed in this response.

8. REFERENCE IS MADE TO ADJUSTMENT (G). WE NOTE THAT YOU HAVE ALLOCATED $1.5 MILLION OF THE PURCHASE PRICE TO AN INTANGIBLE ASSET THAT YOU HAVE DISCLOSED AS CUSTOMER AND VENDOR LISTS. IN THIS REGARD, TELL US AND REVISE TO DISCLOSE THE FOLLOWING ABOUT THESE INTANGIBLE ASSETS:

             o    THE NATURE OF THE INTANGIBLE ASSETS YOU HAVE ACQUIRED;

             o    HOW YOU DETERMINED THE ESTIMATED VALUE ASSIGNED;

             o HOW YOU DETERMINED THAT THE CUSTOMER AND VENDOR LISTS MEET THE SEPARABLE CRITERIA OF PARAGRAPH 39 OF SFAS 141; AND

             o YOUR BASIS FOR ASSIGNING A LIFE OF FIFTEEN YEARS TO THE INTANGIBLE ASSETS. REFER TO PARAGRAPH 11 OF 142.

         PLEASE   BE DETAILED IN YOUR RESPONSE. WE MAY HAVE FURTHER COMMENT
         AFTER RECEIPT OF YOUR RESPONSE.

         RESPONSE:         The unaudited pro forma condensed combined balance
                           sheet and related notes beginning on page 81 of the Registration Statement have been revised to reflect that no portion of the purchase price has been allocated to customer and vendor lists. The only customer-related asset in the revised purchase price allocation is the Stryker minimum purchase guarantee.
                           This guarantee was valued utilizing the income approach or cash flow that will be realized through the guaranteed minimum sales of the lesion generators to Stryker. This resulted in a purchase price allocation of $245,000, which will be amortized over the remaining three years of the contract with Stryker.

9. REFERENCE IS MADE TO ADJUSTMENT (H). WE NOTE THAT THE EXCESS OF THE PURCHASE PRICE OVER THE NET ASSETS ACQUIRED IN THE ACQUISITION RESULTED IN GOODWILL OF APPROXIMATELY $10.7 MILLION. TELL US AND REVISE TO INCLUDE A DISCUSSION OF THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTED IN RECOGNITION OF A SIGNIFICANT AMOUNT OF GOODWILL. REFER TO PARAGRAPH 51(B) OF SFAS 141.

         RESPONSE:         The disclosure in the notes to unaudited pro forma
                           condensed combined balance sheet beginning on page 82 of the Registration Statement have been revised to include additional disclosure of Valley Forge's and Synergetics' primary reasons for the merger and a cross-reference to the complete discussion of their reasons for the merger.



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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME, PAGE 83

10. REFERENCE IS MADE TO ADJUSTMENT (F). TELL US AND REVISE YOUR NOTE TO DISCUSS YOUR BASIS FOR AN EFFECTIVE TAX RATE OF 29.7% ON A PRO FORMA BASIS FOR THE ANNUAL PRO FORMA STATEMENT OF INCOME.

         RESPONSE:         Note (g) of the notes to unaudited pro forma
                           condensed combined statements of income on page 87 of the Registration Statement has been revised to state that 37.2% and 29.7% represent the combined effective tax rate of Valley Forge and Synergetics.

11. REVISE TO DISCLOSE WITHIN THE NOTES TO THE PRO FORMA COMBINED STATEMENT OF INCOME HOW THE PRO FORMA WEIGHTED AVERAGE SHARES, BASIC AND DILUTED, WAS CALCULATED ON PAGES 81 AND 82.

         RESPONSE:         The notes to unaudited pro forma condensed combined
                           statements of income on page 87 of the Registration
                           Statement have been revised to include a new Note (i) explaining how the pro forma weighted average shares, basic and diluted, was calculated.

SYNERGETICS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 93


-SIX-MONTH PERIOD ENDED JANUARY 31, 2005 COMPARED TO SIX-MONTH PERIOD ENDED JANUARY 31, 2004

-RESULTS OF OPERATIONS

-GROSS PROFIT, PAGE 94

12. WE NOTE THAT YOUR GROSS PROFIT MARGIN WAS 64.4% FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2005 AS COMPARED WITH 56.9% FOR THE COMPARABLE 2004 PERIOD. REVISE TO EXPAND TO DISCUSS THE MANUFACTURING EFFICIENCIES THAT WERE OBTAINED THAT CONTRIBUTED TO THE IMPROVEMENT IN GROSS PROFIT.

         RESPONSE:         Synergetics Management's Discussion and Analysis of
                           Financial Condition and Results of Operations has been updated to include a discussion of the nine-month periods ended April 29, 2005 and 2004. The gross profit margin percentage for the nine-month period ended April 29, 2005 was 63.3% compared to 59.3% for the comparable 2004 period. The disclosure on page 98 of the Registration Statement has been revised to replace the phrase "manufacturing efficiencies" with a statement disclosing that as a result of Synergetics' improved utilization of manufacturing personnel and equipment, revenues grew at a rate significantly exceeding the growth rate in manufacturing overhead, which further contributed to the growth in gross profit as a percentage of net sales.

CONTRACTUAL OBLIGATIONS

13. REVISE THE CONTRACTUAL OBLIGATIONS TABLE TO INCLUDE AMOUNTS BORROWED ON YOUR LINE-OF-CREDIT AS OF JULY 31, 2004.

         RESPONSE:         The table on page 103 of the Registration Statement
                           identifying Synergetics' contractual obligations has been revised to include Synergetics' line of credit as of July 31, 2004.


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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK, PAGE 102

14. YOUR CURRENT DISCLOSURES REGARDING YOUR EXPOSURE TO FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS DO NOT COMPLY WITH THE REQUIREMENTS AS OUTLINED IN ITEM 305 OF REGULATION S-K. PLEASE REVISE YOUR DISCLOSURES REGARDING YOUR EXPOSURE TO FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE RISKS SO THAT THEY ARE PRESENTED IN ONE OF THE SUGGESTED FORMATS. YOUR REVISED DISCLOSURE SHOULD SEPARATELY DISCUSS AND ADDRESS THE VARIOUS MATERIAL FOREIGN CURRENCY RISKS TO WHICH YOU ARE EXPOSED.

         RESPONSE:         The disclosure on page 106 of the Registration
                           Statement has been revised to include the impact of a two-percentage-point change in the average interest rate on Synergetics' variable rate revolving credit facilities. In addition, disclosure has been included stating that, because approximately 5% of Synergetics' sales revenue is not denominated in U.S.
                           dollars, it is estimated that a change in the relative strength of the dollar to foreign currencies would not have a material impact on Synergetics' results of operations.

FINANCIAL STATEMENTS

15. THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH RULE 3-12 OF REGULATION S-X AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

         RESPONSE:         The applicable financial statements and related
                           disclosures in the Registration Statement have been revised to include the nine-month period ended April
                           29, 2005 for Synergetics and the pro forma financial statements and related disclosures have been revised to include the nine-month period ended April 29, 2005 for Synergetics and the nine-month period ended March
                           31, 2005 for Valley Forge.

SYNERGETICS, INC. CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1

CONSOLIDATED STATEMENTS OF INCOME, PAGE F-5

16. YOU STATE ON PAGE 86 THAT A SIGNIFICANT COMPONENT OF YOUR OPHTHALMIC SURGERY BUSINESS CONSISTS OF REPAIR SERVICES FOR INSTRUMENTS MANUFACTURED BY YOU AND YOUR COMPETITORS. PLEASE REVISE YOUR CONSOLIDATED STATEMENTS OF INCOME TO PROVIDE SEPARATE DISCLOSURE OF REVENUES FROM SALES OF PRODUCTS AND REVENUES FROM SERVICES. REFER TO THE REQUIREMENTS OF RULE 5-03(B)(1) AND (2) OF REGULATION S-X. ALTERNATIVELY, PLEASE EXPLAIN WHY YOU DO NOT BELIEVE THIS PRESENTATION IS REQUIRED.

         RESPONSE:         The statement on page 90 of the Registration
                           Statement has been revised to delete the phrase "as a significant component of its ophthalmic surgery business." Synergetics' service revenue does not comprise more than 10% of total consolidated revenues for the periods presented. Accordingly, in accordance with Rule 5-03 of Regulation S-X, service revenue has been combined with net sales of tangible products under the line item captioned "Sales."



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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

-PRINCIPLES OF CONSOLIDATION, PAGE F-8

17. WE NOTE THAT YOU OWN 83% OF SYNERGETICS LASER LLC. TELL US WHO HOLDS THE REMAINING UNITS AND CONFIRM TO US THAT THE AMOUNT OF MINORITY INTEREST WAS NOT MATERIAL FOR THE PERIODS PRESENTED SINCE YOU DO NOT PRESENT MINORITY INTEREST SEPARATELY IN THE CONSOLIDATED FINANCIAL STATEMENTS.

         RESPONSE:         The other 17% is owned by an unrelated third party
                           who to our knowledge does not have any ownership interest in Synergetics or Valley Forge, is not employed by Synergetics or Valley Forge and has no other business relationship with either of them. The investment related to a joint development effort which did not produce a marketable product and, therefore, is in its final stages. The minority interest is not material to either the results of operations or the financial condition of Synergetics as a whole as reflected in the consolidated financial statements of Synergetics.

-SEGMENT INFORMATION

18. REVISE YOUR FOOTNOTES TO DISCLOSE YOUR OPERATING SEGMENT(S) AS REQUIRED BY PARAGRAPH 10 OF SFAS 131. EVEN IF YOU CONCLUDE YOU HAVE ONE REPORTABLE SEGMENT, YOU ARE REQUIRED TO DISCLOSE THE INFORMATION REQUIRED BY PARAGRAPHS 37-39 OF SFAS 131. PLEASE REVISE YOUR FILING AS NECESSARY.

         RESPONSE:         Synergetics' Notes to Consolidated Financial
                           Statements have been revised to include a new Note 13 on page F-16 which sets forth the information required to be disclosed by paragraphs 37 -- 39 of SFAS 131.

-REVENUE RECOGNITION, PAGE F-9

19. WE NOTE FROM YOUR DISCLOSURES ON PAGES 87 AND THROUGHOUT THE FILING THAT, ON AN INTERNATIONAL BASIS, YOU ENTERED INTO ARRANGEMENTS TO SELL YOUR PRODUCTS THROUGH APPROXIMATELY 40 FOREIGN DISTRIBUTORS. TELL US AND REVISE YOUR FILING TO EXPLAIN THE NATURE AND SIGNIFICANT TERMS OF THESE ARRANGEMENTS WITH DISTRIBUTORS, INCLUDING ANY POST SHIPMENT OBLIGATIONS, ACCEPTANCE PROVISIONS AND RETURN PROVISIONS THAT MAY EXIST AND HOW YOU ACCOUNT FOR SUCH OBLIGATIONS. ALSO, TELL US AND REVISE YOUR FILING TO DISCLOSE IF YOU GRANT PRICE CONCESSIONS TO YOUR DISTRIBUTORS AND IF SO, TELL US HOW YOU ACCOUNT FOR PRICE CONCESSIONS. PLEASE REVISE YOUR REVENUE RECOGNITION POLICY TO INCLUDE THE ACCOUNTING FOR DISTRIBUTOR ARRANGEMENTS. ADDITIONALLY, REVISE YOUR CRITICAL ACCOUNTING POLICIES ON PAGE 100 AS DEEMED NECESSARY.

         RESPONSE:         The terms and conditions of sales to Synergetics'
                           foreign distributors and foreign end-user customers do not differ materially from the terms and conditions of sales to Synergetics' domestic customers. Synergetics does not grant price concessions to these distributors. The terms are "price in effect at time of shipment" based upon that country's price list. A small number of distributors may earn commissions on these sales, which are accounted for either at the time of sale or at the time that it becomes apparent that such distributor will meet the goals necessary to attain those commissions. The disclosure on page 91 has been revised to include an additional statement regarding the terms applying to its





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                           foreign sales. Synergetics does not believe that
                           these agreements constitute a critical accounting policy as the terms and conditions of sale are not materially different from its domestic sales.

20. WE NOTE FROM YOUR DISCLOSURE ON PAGE 101 THAT YOU PROVIDE PRODUCT WARRANTIES TO YOUR CUSTOMERS. TELL US AND REVISE YOUR FOOTNOTES TO DISCLOSE THE NATURE OF THE WARRANTIES THAT YOU PROVIDE TO YOUR CUSTOMERS AND PROVIDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPH 14 OF FIN 45, IF MATERIAL.

         RESPONSE:         Synergetics provides a full warranty on its products
                           of five years against manufacturing and workmanship defects, as disclosed in its product catalogue.
                           Synergetics also provides a lifetime limited warranty against corrosion for KRYPTONITE(TM) instruments.
                           Synergetics' Notes to Consolidated Financial
                           Statements have been revised on page F-9 to include its accounting policies applicable to the warranty.
                           Please note that the warranty cost has not been material to Synergetics and is estimated to be less than $25,000 for calendar year 2004.

SYNERGETICS, INC. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-19

CONDENSED CONSOLIDATED STATEMENTS OF INCOME, PAGE F-20

21. REVISE TO PRESENT EARNINGS PER SHARE, BASIC AND DILUTED, ON THE FACE OF YOUR CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JANUARY 31, 2005 AND 2004.

         RESPONSE:         Synergetics condensed consolidated statements of
                           income for the nine months ended April 29, 2005 and 2004 on page F-21 have been revised to include the earnings per share data, basic and diluted on the face of such statements.

VALLEY FORGE SCIENTIFIC CORP. CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-25

GENERAL

22. PLEASE REVISE YOUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE REVISIONS YOU INDICATED THAT WOULD BE MADE IN FUTURE FILINGS AS A RESULT OF OUR COMMENT LETTER DATED FEBRUARY 16, 2005.

         RESPONSE:         The following changes have been made to the Notes to
                           Consolidated Financial Statements of Valley Forge to reflect the revisions that Valley Forge stated it would make in its April 18, 2005 response to the Commission's comment letter dated February 16, 2005:

                               o Note 1-- Significant Accounting Policies-- Warranty Items (Comment #3 of the Commission's comment letter dated February 16, 2005). A new section "Product Warranty" has been included in Note 1-- "Significant Accounting Policies" on page F-33 describing Valley Forge's warranty policies and obligations. Since Valley Forge's warranty obligations were immaterial, a reconciliation table of opening and closing balances was not included. The warranty obligation for each of the years ended September 30, 2004 and 2003 was less than $3,000.

                               o Note 5 -- Intangible Assets (Comment #4 of the Commission's comment letter dated February 16, 2005). Note 5 on page F-38 has been revised to describe the nature of Valley Forge's proprietary know-how.

                           Two comments in the Commission's comment letter dated February 16, 2005 (Comment #1 -- Controls and Procedures and Comment #2 -- Revenue Recognition) did not require further revision in the Consolidated Financial Statements of Valley Forge included in the Registration Statement. Please note:

                               o Comment #1 related to changes in internal controls and procedures. As represented, future Form 10-K filings will contain the revisions requested.

                               o Comment #2 related to disclosures regarding revenue recognition. Valley Forge responded to the Commission's inquiries in its April 18, 2005 response to the Commission's comment letter dated February 16, 2005. No revisions were needed to the Notes to Consolidated Financial Statements of Valley Forge under "Revenue Recognition" as a result of Valley Forge's response to this comment.

NOTE 1: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-31

-REVENUE RECOGNITION, PAGE F-31

23. YOU INDICATE THAT SERVICE REVENUE SUBSTANTIALLY RELATES TO REPAIR OF PRODUCTS AND IS RECOGNIZED WHEN THE SERVICE HAS BEEN COMPLETED. CONFIRM TO US THAT THE AMOUNT OF SERVICE REVENUE DOES NOT COMPRISE MORE THAN 10% OF TOTAL CONSOLIDATED REVENUES FOR THE PERIODS PRESENTED. REFER TO THE GUIDANCE IN RULE 5-03 OF REGULATION S-X.

         RESPONSE:         Valley Forge hereby confirms that the amount of its
                           service revenue does not comprise more than 10% of its total consolidated revenues for the periods presented.

EXHIBITS

24. PROVIDE A CURRENTLY DATED CONSENT FROM EACH OF THE INDEPENDENT PUBLIC ACCOUNTANTS WITH THE NEXT AMENDMENT.

         RESPONSE:         Valley Forge has filed currently dated consents from
                           each of the independent public accountants as exhibits to the Registration Statement.

                                                      * * * *

         If you have any further questions or comments, or if you require any additional information, please contact Matthew H. Lubart, Esq. or John F. Cinque, Esq., of Fox Rothschild LLP, outside counsel to Valley Forge, by telephone at (609) 896-3600 or by facsimile at (609) 896-1469. Thank you for your assistance.

                                         Very truly yours,

                                         /s/ Jerry L. Malis

                                         Jerry L. Malis
                                         President & Chief Executive Officer





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